CORRESPONDENCE

                              AMERICAN GROUP, INC.
                             10570 HAGEN RANCH ROAD
                          BOYNTON BEACH, FLORIDA 33437
                                 (888) 328-9322

                                 October 4, 1999


BY FAX AND EDGAR (202) 942-9530

Mr. David S. Lyon, Financial Analyst
Securities and Exchange Commission
Washington, D.C. 20549-0408

Dear Mr. Lyon:

ref:              American Group, Inc.
                  Form 10-SB, filed August 9, 1999
                  File No. 0-26979

         Pursuant to the staff's suggestion in your letter of comments dated September 3, 1999 and in connection with conversations that our attorneys and accountants had with you since that date, American Group, Inc. hereby withdraws the above captioned filing.

         Please be advised that we intend to re-file an original submission on Form 10-SB in the very near future which will be responsive to the accounting and textural comments you have previously provided to us.

                                                 Very truly yours,
                                                  /s/ Eric Deckinger
                                                 ------------------------------
                                                      Eric Deckinger, President